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                                                                    Exhibit 99.1

                              AMENDMENT NUMBER ONE
                                       TO
                         RESOURCE BANKSHARES CORPORATION
                            2001 STOCK INCENTIVE PLAN

        Paragraph 13 is amended and restated as follows:

13.  STOCK SUBJECT        Except as adjusted pursuant to Section 15, the
     TO PLAN              aggregate number of shares of Common Stock that may be
                          issued under Awards may not exceed 200,000 shares of Common Stock; and the maximum number of shares that may be granted under Awards for a single individual in a calendar year may not exceed 50,000 shares. (The individual maximum applies only to Awards first made under this Plan and not to Awards made in substitution of a prior employer's options or other incentives, except as Code Section 162(m) otherwise requires.)

                          The Common Stock will come from authorized but unissued shares. If any Award expires, is canceled, is surrendered by a participant, or terminates for any other reason, the shares of Common Stock available under that Award will again be available for the granting of new Awards (but will be counted against that calendar year's limit for a given individual).

                          No adjustment will be made for a dividend or other right for which the record date precedes the date of exercise.

                          The participant will have no rights of a shareholder with respect to the shares of stock subject to an Award except to the extent that the Company has issued certificates for, or otherwise confirmed ownership of, such shares upon the exercise of the Award.

                          The Company will not issue fractional shares pursuant to the exercise of an Award, but the Administrator may, in its discretion, direct the Company to make a cash payment in lieu of fractional shares.

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